Exhibit (l)(7)

PURCHASE AGREEMENT

The Commerce Funds (the “Trust”), a Delaware business trust, and Goldman, Sachs & Co. (“Goldman”), a New York Limited Partnership, hereby agree with each other as follows:

1. The Trust hereby offers Goldman and Goldman hereby purchases 1 share of each of Series L-1 and L-2 shares representing interests in Institutional Shares and Service Shares of the Asset Allocation Fund (such beneficial interests in the Trust, being hereinafter known collectively as “Shares”) at a purchase price of US $18 per Institutional Share and $18 per Service Share. Goldman hereby acknowledges purchase of the Shares and the Trust hereby acknowledges receipt from Goldman of funds in the amount of US $18 and $18 in full payment of the Shares.

2. All Shares offered and purchased in this Agreement are hereby being made in a private offering.

3. Goldman represents and warrants to the Trust that all Shares purchased in this Agreement are being acquired for investment purposes and not with a view to the distribution thereof.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed the Agreement as of September 26, 2002.

THE COMMERCE FUNDS

By:	/s/ WILLIAM R. SCHUETTER
Title: Vice President

GOLDMAN, SACHS & CO.

By:	/s/ JAMES A. MCNAMARA
Title: James A. McNamara Managing Director